UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

O’CHARLEY’S INC.

(Name of Subject Company)

O’CHARLEY’S INC.

(Name of Persons Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Colin M. Daly

General Counsel and Corporate Secretary

3038 Sidco Drive

Nashville, Tennessee 37204

(615) 782-6922

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

J. Page Davidson, Esq.

Scott W. Bell, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6253

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS RELEASE

Contacts:
R. Jeffrey Williams	Scott Brittain
Chief Financial Officer	Corporate Communications Inc.
O’Charley’s Inc.	(615) 254-3376 ext. 308
(615) 782-8982

O’CHARLEY’S INC. TO MERGE WITH SUBSIDIARY OF

FIDELITY NATIONAL FINANCIAL

Purchase Price of $9.85 per Share in Cash Represents 42% Premium

NASHVILLE, Tenn., Feb. 6, 2012 — O’Charley’s Inc. (NASDAQ: CHUX) today announced that it has signed a definitive agreement with Fidelity National Financial, Inc. (NYSE:FNF) related to FNF’s acquisition of all the outstanding shares of the Company’s common stock for $9.85 per share, representing a total equity value of approximately $221 million on a fully diluted basis. The purchase price represents a premium of approximately 42% to the Company’s closing stock price of $6.92 on February 3, 2012 and a premium of approximately 57% to the 20-day average trading price of $6.27. The transaction was unanimously approved by the boards of directors of both companies.

David W. Head, president and chief executive officer of O’Charley’s Inc., said, “This transaction provides a number of benefits, including, for our shareholders, a substantial and immediate cash value for their shares. We believe FNF’s expertise and commitment to long-term growth will enable O’Charley’s Inc. to complete its turnaround and achieve its growth objectives, benefiting our employees, guests, business partners and other stakeholders.”

FNF Chairman William P. Foley II, added, “We have been seeking an investment in a larger, scalable, strategic restaurant operating company to complement our successful investment in American Blue Ribbons Holdings LLC (“ABRH”). With more than 340 restaurants and over $800 million in revenues, O’Charley’s is an attractive company with three proven restaurant concepts in O’Charley’s, Ninety Nine and Stoney River. There is a real opportunity to continue to improve the operating performance at O’Charley’s and to build on their current momentum. We look forward to having the ABRH and O’Charley’s teams working toward that end. ABRH operates more than 220 company-owned restaurants, 63 franchised restaurants and generates approximately $460 million in annual revenue. We look forward to the successful completion of the tender offer and to welcoming all of the O’Charley’s concepts and employees to the FNF restaurant family.”

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O’Charley’s Inc. to Merge with Subsidiary of Fidelity National Financial

February 6, 2012

Under the terms of the definitive agreement, FNF will commence a tender offer for all the outstanding shares of the Company that FNF does not own no later than February 24, 2012. The closing of the tender offer is conditioned on the tender of a number of O’Charley’s Inc. shares that, together with shares owned by FNF, represents at least a majority of the total number of Company shares outstanding; the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and other customary closing conditions. The transaction is not subject to a financing condition. Upon the completion of the tender offer, FNF will acquire all remaining shares of the Company’s stock through a second-step merger that will result in all shares not tendered in the tender offer being converted into the right to receive $9.85 per share in cash, the same consideration per share as paid in the tender offer. The transaction is targeted to close in the second quarter of 2012, assuming execution of the tender process and satisfaction of the conditions to closing.

Under the terms of the definitive agreement, the Company may solicit superior proposals from third parties through March 6, 2012. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes a decision with respect to a potential superior proposal. There are no guarantees that this process will result in a superior proposal.

Evercore Partners is acting as the exclusive financial advisor to the Company, and Bass, Berry & Sims PLC is acting as the Company’s legal advisor.

Cancellation of Scheduled Conference Call

In light of the definitive agreement and pending tender offer, the Company has cancelled its previously announced conference call to discuss its financial results for the fourth quarter of 2011, which was scheduled for 9:00 a.m. Eastern Time on February 7, 2012.

About O’Charley’s Inc.

O’Charley’s Inc., headquartered in Nashville, Tennessee, is a multi-concept restaurant company that operates or franchises a total of 342 restaurants under three brands: O’Charley’s, Ninety Nine Restaurant, and Stoney River Legendary Steaks. The O’Charley’s concept includes 227 restaurants in 18 states in the Southeast and Midwest, including 221 company-owned and operated O’Charley’s restaurants, and 6 restaurants operated by franchisees. The menu, with an emphasis on fresh preparation, features several specialty items, such as hand-cut and aged USDA choice steaks, a variety of seafood and chicken, freshly baked yeast rolls, fresh salads with special-recipe salad dressings and signature caramel pie. The Ninety Nine concept includes 105 restaurants throughout New England and upstate New York. Ninety Nine has earned a strong reputation as a friendly, comfortable place to gather and enjoy great American food and drink at a terrific price. The menu features a wide selection of appetizers, salads, sandwiches, burgers, entrees and desserts. The Stoney River Legendary Steaks concept includes 10 restaurants in six

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O’Charley’s Inc. to Merge with Subsidiary of Fidelity National Financial

February 6, 2012

states in the Southeast and Midwest. This steakhouse concept appeals to both upscale casual-dining and fine-dining guests by offering high-quality food and attentive customer service typical of high-end steakhouses, but at more moderate prices.

Additional Information

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. These materials will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of record of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of these materials may also be obtained from the Company’s website at www.ocharleysinc.com by clicking on the “Investor Relations” tab; by directing a request to O’Charley’s Inc., 3038 Sidco Drive, Nashville, Tennessee 37204, Attn: Investor Relations; or by calling R. Jeffrey Williams, the Company’s Chief Financial Officer, at (615) 782-8982.

Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of O’Charley’s Inc. by Fidelity National Financial, Inc., including the expected date of closing of the acquisition and the potential benefits of the transaction. These statements are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s shareholders will tender their stock in the offer; the possibility that competing offers will be made; the effects of disruptions from the transaction; the risk of shareholder litigation in connection with the transaction and any related significant costs of defense, indemnification and liability; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that the Company files from time to time with the Securities and Exchange Commission, including the annual report on Form 10-K for the fiscal year ended December 26, 2010 and quarterly and current reports on Form 10-Q and 8-K, as well as the solicitation/recommendation statement on Schedule 14D-9 to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company undertakes no obligation to update the information provided herein.

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February 6, 2012

Dear O’Charley’s, Ninety Nine and Stoney River Team Members:

We are writing to share important news about our company. Today, the Board of Directors of O’Charley’s Inc. announced that they have accepted an offer from Fidelity National Financial (FNF) to acquire our company. FNF is a leading, publicly traded FORTUNE 500 company with approximately $5 billion in revenues and will provide value and resources to O’Charley’s Inc. while building upon our established successes.

It is anticipated that FNF will combine O’Charley’s Inc. with its affiliate, American Blue Ribbon Holdings, a privately held multi-concept restaurant company. The transition process is expected to take a few months.

American Blue Ribbon Holdings operates three restaurant brands: Bakers Square, Village Inn, both family dining restaurants located primarily in the West, and Max & Erma’s, a full service casual dining concept located primarily in the greater Ohio region.

We are confident that this opportunity is in the best interest of O’Charley’s, Ninety Nine Restaurants, Stoney River Legendary Steaks, and our team members. We have worked hard to focus efforts on increasing guest loyalty, food quality and guest service, and FNF identified and approached our company in large part because of the strength of our concepts and our team.

During the next few months, it is “business as usual” at our restaurants. This announcement should have no effect on the quality dining experience that our guests have come to expect at all of our restaurants.

There are many details yet to be determined. Please review the “Frequently Asked Questions and Answers” document that will be arriving in your email inbox shortly, to learn additional information. Please post it on the bulletin board so all of your Teammembers can read it.

We recognize that you may have more questions and we have a team of individuals working to answer them. We will keep you informed throughout this transition.

As always, thank you for what you do every day to make our restaurants successful!

Sincerely,

David Head	Marc Buehler	John Grady	Fred Thimm
CEO and President	President	President	President
O’Charley’s Inc.	O’Charley’s	Ninety Nine	Stoney River

O’Charley’s Inc. Internal Frequently Asked Questions & Answers

Overview: O’Charley’s Inc.’s board of directors and executive management team announced that they have accepted an offer to be acquired by Fidelity National Financial (FNF). FNF has an investment in American Blue Ribbon Holdings (ABRH) which is a restaurant company that operates Bakers Square, Village Inn and Max and Irma’s.

This announcement is the first step of this process and there are many details yet to be determined. O’Charley’s Inc. is committed to open communication with all team members throughout the process. We appreciate your patience and will keep you informed as details emerge. If there are questions that you would like us to address, please send them via email to: askbobluz@ocharleys.com

General/Home Office Related Questions:

1.	How did this action come about?

It’s important to recognize that O’Charley’s Inc. was not for sale. FNF began buying stock in O’Charley’s Inc. in 2011 and were impressed with our company. Later, they made an unsolicited offer to acquire the company. The O’Charley’s Inc. board thoughtfully reviewed this offer for an extended period of time. FNF was attracted to O’Charley’s due to our great team and improving results over the past several years. This positive opportunity is largely thanks to the efforts of our 20,000 dedicated team members.

2.	Why is O’Charley’s, Inc. taking this step?

Our Board of Directors views this transaction as in the best interest of the company at this time since it provides strong shareholder value, while adding long-term value, resources and opportunities for our three concepts. This transaction clearly reflects confidence in the O’Charley’s teams who have worked hard to deliver quality of food, beverage and guest service.

3.	Who is Fidelity National Financial?

FNF is a leading, FORTUNE 500 company based in Jacksonville, Florida and is, among other things, the largest title insurance company in the country. They also have a presence in the restaurant industry through an investment in American Blue Ribbon Holdings (ABRH). ABRH operates three restaurant concepts, Village Inn, Bakers Square and Max & Erma’s.

4.	When was this decision made?

Our board approved this transaction on February 5th.

5.	How does this news affect my job?

There are no plans to eliminate jobs at this point. Your job will stay the same including your pay check, which will arrive as normal.

6.	Does anything about my job change?

Throughout the transition, all will be “business as usual” at our restaurants. Day-to-day operations and internal reporting structure will be maintained at all levels of the company.

7.	Will there be any change in management?

Throughout the transition there are no plans for that to occur.

8.	What do I say to guests or business partners about this change?

We should tell them that our restaurants are still part of the same great company supported by 20,000 team members who are focused on taking care of our guests. Our food, drink, and service will continue in the same manner that they have grown accustomed to enjoying over a number of years.

Questions about Team Member Benefits:

9.	Will my benefits be changing? Where do I call for questions?

As of today, there are no planned changes to any of your established plans. We understand how important your benefit plan is, and will keep you abreast when, and if, there are any proposed changes. If you (or a family member) see a particular doctor for treatment, you should still continue to visit them. As usual, you can call the benefits hotline with any questions. That number is 866-461-8372.

10.	What about my 401k plan – what happens with those monies?

As of now our 401K plan has not changed and the company is matching the first quarter contributions.

11.	What about my vacation – will that change?

At this time all vacation balances will remain in place and there is no planned change to our policy or schedules. If any change is made in the future, you would be informed in advance.

12.	Does my Ambassador Card still work?

Your ambassador card and its current limit are still in force.

13.	What are the tax implications of my 401k/deferred comp/stock options/restricted stock plans or employee stock purchase plan?

The company cannot offer you tax advice. You should contact an independent financial advisor for any personal financial questions.

14.	I bought additional life insurance, what happens to that policy?

If you purchased additional life insurance, these plans are portable and the group rates would continue to prevail. We will work with our carrier in the future on all details relative to our policies and notify you if there is any change.

Questions about Company Stock:

15.	What happens with my stock I own in the company?

Any stock you own in the company will be purchase for $9.85 per share when the transaction closes. There will be more information in the coming weeks.

16.	What happens if I had unvested stock options?

Any unvested stock options or unvested restricted stock grants will accelerate and automatically vest due to this transaction, and you will receive the net value for such options less withholding amounts. There is no need to take any action at this time.

17.	What about stock options that are priced above $9.85, what happens with them?

This is commonly referred to as options that are “under water”, meaning that there is no value for those stock options and they will be cancelled at closing.

18.	What about my employee stock purchase plan (ESPP)?

As with all stock, it will be valued at $9.85 upon completion, and you will receive the proceeds relative to the amount of shares you own.

19.	If I am contributing to my Employee Stock Purchase Plan during the first quarter, what will happen to those monies at the time that the transaction closes?

If the merger closes before March 31, 2012, all money earmarked would be refunded to you. If it closes after that date, the stock for the first quarter would be purchased and the plan would stop at that point. You may continue to make contributions at the rate you previously elected, but cannot increase your rate of contribution.

Questions related to Restaurant Teammembers:

1.	Does this affect my job?

There are no immediate plans to change your position. Pay and benefits do not change.

2.	Will the reporting structure stay the same?

At this time, there is no plan to change any reporting structure. Field support from GM, to OD, to RVP to VP OP’s will continue as currently structured.

3.	Where do I send my business documents, invoices, etc.? Will it continue to be Nashville?

There is no immediate change to any business processes or payroll. For the time being you will continue to process everything just as you have before today.

4.	Will the P&L’s change?

The P&L’s will not change at this time.

5.	Do our budgets change?

There is no change to your budgets.

6.	Do our bonus plans change?

Your bonus plans remain in effect with the same criteria just rolled out. If there are to be any changes down the road, you will be notified in advance.

7.	Will we still be having the O’Charley’s and Ninety Nine Conferences?

Yes, the O’Charley’s and Ninety Nine Operations Conferences will continue as planned. The Stoney River Conference already occurred in January.

8.	What about Operation Phoenix?

As of now, Operation Phoenix is budgeted and will continue as a test based upon the degree of success in generating a reasonable return on investment, and the plan will be evaluated.

9.	Will we start building new restaurants now?

We had no plans for any new unit development this year, but we expect to prove to be investment worthy in the future.

10.	Is Fidelity National or American Blue Ribbon Holdings planning to sell any of the concepts?

We have no knowledge of any plans to sell any of the three concepts.

11.	Will we have speaking points for the hourly Teammembers?

Yes, we have included them in with the FAQ document.

12.	If asked, what do we say to guests?

We should tell them that our restaurant is still part of the same great company supported by 20,000 team members focused on taking care of our guests. Our quality of food, drink, and service will continue in the same manner that they have grown accustomed to enjoying for so many years.

13.	What about our suppliers – does anything change?

There are no plans to change any suppliers at this time, though as usual, we are always looking to source the best products at the best price with the best service.

14.	What about marketing; will we still advertise?

We will continue with all planned marketing programs and media advertising.

15.	What if my hourly Teammembers have questions, how do they get them answered?

If a question is not answered within the FAQ, any team member may email their question to: askbobluz@ocharleys.com.